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                    [ANALYSIS & TECHNOLOGY, INC. LETTERHEAD]

                                            For Further Information:
                                            Elaine Beckwith
FOR IMMEDIATE RELEASE                       860-599-3910, ext. 2630
                                            E-Mail:  ebeckwith@cc.atinc.com
                                            World Wide Web:  http://www.aati.com

                 ANALYSIS & TECHNOLOGY, INC. AUTHORIZES BUY-BACK
                  OF UP TO 200,000, OR 8%, OF ITS COMMON SHARES

NORTH STONINGTON, CONNECTICUT, MARCH 25, 1996--Analysis & Technology, Inc. (NASDAQ: AATI) announced today that its board of directors has authorized the repurchase of up to 200,000 common shares over a one year period, or up to about 8% of the approximately 2,500,000 common shares currently outstanding. Gary P. Bennett, chief executive officer, said that the stock would be purchased in amounts and at times and prices to be determined by management. The plan will provide shares which can be used for Company employee benefit plans and for future acquisitions.

"This stock buy-back program is a signal of our optimism about A&T's future. We believe that our stock represents an excellent long-term investment at its recent market valuation," Bennett said. "The $33 million contract win announced several days ago, together with the recent re-emergence of antisubmarine warfare as a top Navy priority, shows that uncertainty about Department of Defense funding priorities that affected A&T in the second half of fiscal year 1996, ending this month, has begun to clear."

He continued, "In addition, we have achieved a significant presence in the interactive multimedia training outsourcing market of the telecommunications industry, and we see substantial opportunity for expanded market penetration."

                                    - MORE -
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A&T Authorizes Buy-Back of up to 200,000, or 8%,
     of its Common Shares
March 25, 1996
Page 2 of 2

Bennett noted that at December 31, 1995, Analysis & Technology, Inc. reported book value per common share of $16.05. This compares to book value per share of $15.63 as of December 31, 1994. He added that contractual backlog at February, 29, 1996 was $461 million.

Working with clients, Analysis & Technology, Inc. provides technology-based solutions in engineering services, information technologies, and interactive multimedia training systems.

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Editors: Released on Business Wire 03/25/96